Exhibit 99.3

TECHCREATE GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	US$
ASSETS
Current Assets
Deferred Cost	76,237	386,188	298,376
Accounts and Other Receivables, net	2,286,929	3,310,312	2,557,608
Amount Due from Shareholders	4,903	3	2
Cash and Cash Equivalents	7,370,340	6,542,110	5,054,555
Total Current Assets	9,738,409	10,238,613	7,910,541

Non-Current Assets
Property, Plant and Equipment, net	5,968	3,103	2,397
Right-of-Use Assets – Operating Leases	42,688	23,429	18,102
Other non-current assets	2,155,291	613,642	474,111
Total Non-Current Assets	2,203,947	640,174	494,610
TOTAL ASSETS	11,942,356	10,878,787	8,405,151

Commitments and Contingencies	-	-	-

LIABILITIES
Current Liabilities
Contract Liabilities	94,307	991,631	766,151
Accounts and Other Payables	425,500	257,594	199,022
Operating Lease Liability	31,171	22,307	17,235
Income Tax Payables	7,475	7,534	5,821
Working Capital Loans	62,370	62,371	48,189
Total Current Liabilities	620,823	1,341,437	1,036,418

Non-Current Liabilities:
Operating Lease Liability	14,616	2,802	2,165
Contract Liabilities	-	-	-
Working Capital Loans	191,039	158,000	122,074
Total Non-Current Liabilities	205,655	160,802	124,239
TOTAL LIABILITIES	826,478	1,502,239	1,160,657

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, US$0.0002 par value, 225,000,000 shares authorized, 17,859,750 shares issued and outstanding as of December 31, 2025 and June 30, 2026.	4,587	4,587	3,544
Class B Ordinary Shares, US$0.0002 par value, 25,000,000 shares authorized, 2,572,750 shares issued and outstanding as of December 31, 2025 and June 30, 2026.	661	661	511
Additional Paid-in Capital	12,624,119	13,028,889	10,066,359
Accumulated Other Comprehensive Income	26,363	80,012	61,819
Accumulated Losses	(1,539,852)	(3,737,601)	(2,887,739)
Total Shareholders’ Equity	11,115,878	9,376,548	7,244,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,942,356	10,878,787	8,405,151

1

TECHCREATE GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the six months ended June 30,
	2025	2026	2026
	Reclassification*
	S$	S$	US$
Revenue	1,936,539	879,823	679,767
Cost of revenue	(889,954)	(578,827)	(447,212)
Gross profit	1,046,585	300,996	232,555

Selling and distribution expenses	(109,739)	(261,201)	(201,809)
Research and development expenses	-	(67,520)	(52,167)
General and administrative expenses	(881,131)	(2,222,818)	(1,717,390)
Total operating expenses	(990,870)	(2,551,539)	(1,971,366)

Income/(loss) from operations	55,715	(2,250,543)	(1,738,811)

Other income (expenses)
Other income, net	7,247	107,172	82,803
Interest expense	(28,409)	(9,290)	(7,178)
Total other income (expenses)	(21,162)	97,882	75,625

Income/(loss) before income tax	34,553	(2,152,661)	(1,663,186)
Income tax expense	(54,699)	(45,088)	(34,836)
Net loss	(20,146)	(2,197,749)	(1,698,022)

Other comprehensive income, net of tax
Currency translation differences arising from consolidation	11,389	56,108	43,350
Net comprehensive loss	(8,757)	(2,141,641)	(1,654,672)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.0012)	(0.1076)	(0.0831)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	17,500,000	20,432,500	20,432,500

*	Comparative amounts totalling S$318,061 have been reclassified from general and administrative expenses to cost of revenue for consistency in the classification of expenses. The reclassification resulted in a corresponding decrease in gross profit and had no effect on net loss.

2

TECHCREATE GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

For the six months ended June 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Retained earnings/	Accumulated other
	Number of shares	Amount	Number of shares	Amount	paid-in capital	(Accumulated (loss)/income)	comprehensive (loss)/income	Total equity
		S$		S$	S$	S$	S$	S$
Balance as at December 31, 2024	14,927,250	-	2,572,750	-	1,351,540	(468,941)	(7,875)	874,724
Net loss	-		-		-	(20,146)	-	(20,146)
Foreign currency translation	-	-	-		-	-	19,264	19,264
Balance as at June 30, 2025	14,927,250		2,572,750		1,351,540	(489,087)	11,389	873,842

For the six months ended June 30, 2026

Balance as at December 31, 2025	17,859,750	4,587	2,572,750	661	12,624,119	(1,539,852)	26,363	11,115,878
Net loss	-		-		-	(2,197,749)	-	(2,197,749)
Share-based compensation	-	-	-	-	404,770	-	-	404,770
Foreign currency translation	-	-	-	-	-		53,649	53,649
Balance as at June 30, 2026	17,859,750	4,587	2,572,750	661	13,028,889	(3,737,601)	80,012	9,376,548

		US$		US$	US$	US$	US$	US$
Balance as at June 30, 2026		3,544		511	10,066,359	(2,887,739)	61,819	7,244,494

3

TECHCREATE GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$
Cash flows from operating activities
Net loss	(20,146)	(2,197,749)	(1,698,022)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	3,993	2,865	2,214
Operating lease expenses	20,976	20,182	15,593
Working capital loan interest	28,409	9,290	7,178
Share-based compensation	-	400,001	309,048
Changes in operating assets and liabilities
Deferred cost	225,490	(309,951)	(239,474)
Contract assets	79,703	-	-
Trade and other receivables	165,804	518,266	400,422
Amount due from shareholders	-	4,900	3,786
Amount due from related parties	11,772	-	-
Contract liabilities	(279,907)	897,324	693,289
Trade and other payables	262,530	(167,906)	(129,727)
Lease liabilities	(20,803)	(21,601)	(16,689)
Income tax payable	(17)	59	46
Net cash generated from/ (used in) operating activities	477,804	(844,320)	(652,336)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(2,502)	-	-
Net cash used in investing activities	(2,502)	-	-

Cash flows from financing activities:
Dividend paid to equity holders	-	-	-
Amount due to shareholders	(11,261)	-	-
Repayment of working capital loans	(129,135)	(42,328)	(32,703)
Proceeds from working capital loans	-	-	-
Proceeds from the issuance of ordinary shares, net of issuance costs	-	-	-
Deferred offering costs	(254,130)	-	-
Net cash (used in)/ generated from financing activities	(394,526)	(42,328)	(32,703)
Effects of changes in foreign exchange of cash	19,264	58,418	45,135
Net (decrease)/ increase in cash and cash equivalents	100,040	(828,230)	(639,904)
Cash and cash equivalents at beginning of financial year	1,205,951	7,370,340	5,694,459
Cash and cash equivalents at June 30,	1,305,991	6,542,110	5,054,555

Supplemental cash flow information
Income taxes paid	-	(2,501)	(1,932)
Withholding taxes paid	(54,441)	(42,587)	(32,903)
Cash paid for interest	(28,409)	(9,290)	(7,178)
Capital contribution subscription receivable from shareholder	4,900	-	-

4